MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

September 12, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-4598

  Fax: (604) 801-5911

Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Drilling to Commence on Miranda’s BPV and CONO Properties

Miranda Gold Corp (TSX-V:MAD) is pleased to announce that Agnico-Eagle (USA) Limited, (“Agnico”) has completed drill pads and access and intends to begin drilling on the BPV and CONO projects within the week of September 11th, 2006.

The drill program will consist of 4 holes totaling approximately 6,000 to 7000 feet of drilling.  The program will test inferred lower plate targets that have been advanced by a combination of detailed gravity, MT (magneto telluric) profiles, and mercury gas surveys.

The BPV and CONO projects comprise together 114 lode mining claims located approximately 2 miles south of the ET Blue area and 8 miles southeast of Cortez Hills.  Both of the projects fall within an inferred structural corridor between the mineralized Grouse Creek fault in the Coal Canyon lower plate window to the south, controlling structures inferred for ET Blue, and the altered fault boundary of the Cortez lower plate window to the north.  CONO is on the southern projection of the inferred horst localizing the ET Blue gold-system.  Cortez Joint Venture or Barrick Gold Exploration Inc. claims surround the BPV and CONO projects.

Once “Agnico” begins this program, Miranda will have three active ongoing drill programs. Barrick Gold Exploration Inc. just began drilling at the Red Hill joint venture and Newcrest Resources Inc., is finishing the first phase of its 2006 drill campaign at the Redlich joint venture.

Coal Canyon Exploration Update

At the Coal Canyon Project, joint venture partner Golden Aria has completed permitting with the BLM.  Drill pads and road construction will be initiated during the week of September 11th, 2006.  A start up for drilling funded by Golden Aria is forecast for mid to late October.  Two to three holes totaling approximately 3,000 feet will test geochemical, structural and geophysical (gradient resistivity-spontaneous potential) targets within lower plate carbonate rocks of the Wenban, Roberts Mountains, and Hanson Creek Formations.  These units are important hosts to gold mineralization within the Cortez and Cortez Hills area, seven miles north of Coal Canyon.

Company Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Golden Aria Corp. and Romarco Minerals Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.